UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 5, 2015

COURIER CORPORATION

(Exact name of registrant as specified in its charter)

Massachusetts	1-34268	04-2502514
(State or other	(Commission	(IRS Employer
jurisdiction of	File Number)	Identification No.)
incorporation)

15 Wellman Avenue North Chelmsford, MA	01863
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (978) 251-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒        Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐        Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐        Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐        Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.  Entry into a Material Definitive Agreement.

Merger Agreement

On February 5, 2015, Courier Corporation, a Massachusetts corporation (“Courier”), R.R. Donnelley & Sons Company, a Delaware corporation (“RRD”), Raven Solutions, Inc., a Delaware corporation and a direct wholly-owned subsidiary of RRD (“Merger Sub”), and Raven Ventures LLC, a Massachusetts limited liability company and a direct, wholly-owned subsidiary of RRD (“Merger LLC”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to satisfaction or waiver of the conditions therein, Merger Sub will merge with and into Courier (the “Merger”), with Courier being the surviving company, immediately followed by a merger of Courier with and into Merger LLC (the “LLC Merger”, and together with the Merger, the “Mergers”), with Merger LLC being the surviving company, surviving as a wholly-owned subsidiary of RRD.

Subject to the terms of the Merger Agreement, which has been unanimously approved by the board of directors of Courier and approved by the board of directors of RRD, at the effective time of the Merger (the “Effective Time”), each share of Courier common stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive, at the election of the holder, either (i) $23.00 in cash, without interest (the “Cash Consideration”), or (ii) 1.3756 shares of RRD common stock, without interest (the “Stock Consideration”, and together with the Cash Consideration, the “Merger Consideration”).

At the Effective Time, each outstanding option to purchase Courier common stock, whether or not exercisable, shall be cancelled and converted into the right to receive a lump sum cash payment (without interest and less any applicable withholding taxes) equal to the product of (i) the excess, if any, of (A) the Cash Consideration over (B) the per share exercise price for such Courier option and (ii) the total number of shares underlying such Courier option.  At the Effective Time, each Courier restricted stock award shall be cancelled and converted into only the right to receive a lump-sum cash payment (without interest and less any applicable withholding taxes) equal to (i) the product of (A) the Cash Consideration and (B) the number of shares underlying such restricted stock award, plus (ii), pursuant to the applicable award documents, a cash tax assistance payment equal to 30% of the value of the vested restricted stock.

The Merger Agreement contains customary representations, warranties and covenants of Courier and RRD, including, among others, (i) covenants by Courier to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Mergers and not to engage in certain kinds of transactions during such period and (ii) representations and warranties of RRD as to its capitalization and available cash.  Courier has also agreed not to solicit proposals relating to alternative business combination transactions or, subject to certain exceptions that permit Courier’s board of directors to comply with its fiduciary duties, enter into discussions concerning, or furnish non-public information in connection with, any proposals for alternative business combination transactions.  The board of directors of Courier has unanimously adopted resolutions recommending the approval of the Merger Agreement by Courier’s stockholders, and has agreed to hold a stockholder meeting to consider and vote upon the adoption and approval of the Merger Agreement.

The Mergers are conditioned upon, among other things, (i) adoption and approval of the Merger Agreement by the stockholders of Courier, (ii) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) and (iii) the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) with respect to the shares of RRD common stock to be issued pursuant to the Merger, as well as other customary conditions.

The obligation of each party to consummate the Mergers is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its obligations under the Merger Agreement and the other party having not suffered a material adverse effect.

The Merger Agreement contains certain termination rights for both Courier and RRD, and provides that, upon termination of the Merger Agreement under specified circumstances, Courier may be required to pay RRD a termination fee in an amount equal to $7.5 million. Upon termination of the Merger Agreement for failure to obtain approval under the HSR Act under specified circumstances, RRD may be required to pay Courier a termination fee in an amount equal to $12 million.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 hereto and is hereby incorporated into this report by reference.  The Merger Agreement, which has been included to provide investors with information regarding its terms and is not intended to provide any other factual information about Courier or RRD, Merger Sub or Merger LLC, contains representations and warranties of each of Courier and RRD, Merger Sub and Merger LLC.  The assertions embodied in those representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with signing the Merger Agreement.  Accordingly, investors and security holders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules.  In addition, certain representations and warranties may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact.

Voting Agreements

Simultaneously with the execution of the Merger Agreement, each director and executive officer of Courier (and certain related trusts) entered into separate voting agreements with RRD (collectively, the “Voting Agreements”) pursuant to which such parties have agreed, among other things, to vote their respective shares of Courier common stock for the approval of the Merger Agreement. The parties signing the Voting Agreements currently own an aggregate of approximately 12.08% of the outstanding Courier shares. The Voting Agreements terminate upon the termination of the Merger Agreement in accordance with their terms. The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of Voting Agreement, a copy of which is filed as Exhibit 99.1 hereto and is hereby incorporated into this report by reference.

Item 1.02. Termination of a Material Definitive Agreement.

On February 5, 2015, prior to entering into the Merger Agreement with RRD, Courier terminated the Agreement and Plan of Merger, dated as of January 16, 2015, by and among Quad/Graphics, Inc. (“Quad”), Max Sub, Inc., QGBC, LLC and Courier (the “Quad Merger Agreement”). The Quad Merger Agreement was terminated due to the superior offer (within the meaning of the Quad Merger Agreement) made by RRD as disclosed above under Item 1.01 of this Current Report on Form 8-K. On February 5, 2015, Courier will pay Quad the $10 million termination fee due under the Quad Merger Agreement and RRD will reimburse such amount to Courier.

Item 3.03.  Material Modification to Rights of Security Holders.

On February 5, 2015, prior to the execution of the Merger Agreement, Courier’s board of directors approved an amendment (the “Amendment”) to the Shareholder Rights Agreement between Courier and Computershare Trust Company, N.A. (“Rights Agent”), dated as of March 18, 2009, as amended (the “Rights Agreement”).

The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger Agreement and the Voting Agreements (the “Transaction Agreements”) and the transactions contemplated by the Transaction Agreements and the Merger.  The Amendment provides that the execution and delivery of the Transaction Agreements or the consummation of the Merger or the other transactions contemplated in the Transaction Agreements will not result in either of RRD or Merger Sub being deemed an “Acquiring Person” (as such term is defined in the Rights Agreement).  In addition, the Amendment provides that none of a “Stock Acquisition Date,” a “Distribution Date,” a “Section 11(a)(ii) Event” or a “Section 13 Event” (each as defined in the Rights Agreement) will occur by reason of the approval or execution of the Transaction Agreements or the announcement or consummation of the Merger and the other transactions contemplated by the Transaction Agreements.  The Amendment also provides that the Rights Agreement shall expire immediately prior to the Effective Time.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, a copy of which is filed as Exhibit 4.1 hereto and is hereby incorporated into this report by reference.

Item 8.01.  Other Events.

On February 5, 2015, Courier issued a press release announcing the termination of the Quad Merger Agreement.  A copy of the press release is attached hereto as Exhibit 99.2 and is hereby incorporated into this report by reference.

Also on February 5, 2015, Courier and RRD issued a joint press release announcing, among other things, the execution of the Merger Agreement.  A copy of the press release is attached hereto as Exhibit 99.3 and is hereby incorporated into this report by reference.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 5, 2015, by and among Courier Corporation, R.R. Donnelley & Sons Company, Merger Sub and Merger LLC.*
4.1	Amendment No. 2 to Shareholder Rights Agreement, dated as of February 5, 2015, by and between Courier Corporation and Computershare Trust Company, N.A.
99.1	Form of Voting Agreement.
99.2	Press release issued on February 5, 2015 by Courier Corporation.
99.3	Joint press release issued on February 5, 2015 by Courier Corporation and R.R. Donnelley & Sons Company.

*                 Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  Courier Corporation hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Courier operates and beliefs of and assumptions made by Courier management, involve uncertainties that could significantly affect the financial results of Courier or the combined company. Words such as “aim,” “expect,” “anticipate,” “intend,” “plan,” “goal,” “believe,” “hope,” “seek,” “target,” “continue,” “estimate,” “will,” “may,” “would,” “could,” “should,” or variations of such words and similar expressions or the negative thereof are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, among others, statements regarding the proposed transaction with RR Donnelley, including the value creation for Courier’s shareholders. Forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, among others, successful completion of the proposed transaction with RR Donnelley, the ability to implement plans for the integration of the proposed transaction with RR Donnelley, and the receipt of required regulatory approvals for the proposed transaction (including the approval of antitrust authorities necessary to complete the proposed transaction), and such other risks and uncertainties detailed in RR Donnelley’s and Courier’s respective periodic public filings with the U.S. Securities and Exchange Commission (the “SEC”), including but not limited to those discussed (i) under “Risk Factors” in RR Donnelley’s Form 10-K for the fiscal year ended December 31, 2013, and in RR Donnelley’s subsequent filings with the SEC and in other investor communications of RR Donnelley from time to time and (ii) under “Risk Factors” in Courier’s Form 10-K for the fiscal year ended September 27, 2014 and in Courier’s subsequent filings with the SEC and in other investor communications of Courier from time to time.  Neither RR Donnelley nor Courier undertakes to and specifically declines any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Additional Information about the Proposed Transaction and Where to Find It:

This filing relates to a proposed transaction between RR Donnelley and Courier, which will become the subject of a registration statement on Form S-4 and proxy statement/prospectus forming a part thereof, to be filed with the SEC by RR Donnelley and Courier.  This document is not a substitute for the registration statement and proxy statement/prospectus that RR Donnelley and Courier will file with the SEC or any other documents that RR Donnelley or Courier may file with the SEC or send to shareholders of Courier in connection with the proposed transaction.  BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF COURIER ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED BY RR DONNELLEY OR COURIER WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus (when available) and other relevant documents filed or that will be filed by RR Donnelley or Courier with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the registration statement, proxy statement/prospectus and other relevant documents filed by RR Donnelley with the SEC will be available free of charge on RR Donnelley’s internet website at http://investor.rrd.com/sec.cfm or by contacting RR Donnelley’s Investor Relations Department at (800) 742-4455.  Copies of the proxy statement/prospectus and other relevant documents filed by Courier with the SEC will be available free of charge on Courier’s internet website at www.courier.com or by contacting Courier Investor Relations at investorrelations@courier.com.

No Offer or Solicitation

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation

RR Donnelley, Courier, and their respective directors and executive officers may be considered participants in the solicitation of proxies from shareholders of Courier in connection with the proposed transaction.  Information about the directors and executive officers of Courier is set forth in Amendment No. 1 to its Annual Report on Form 10-K, which was filed with the SEC on Form 10-K/A on January 26, 2015.  Information about the directors and executive officers of RR Donnelley is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 15, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COURIER CORPORATION

Dated: February 5, 2015	By:	/s/ James F. Conway III
		Name:	James F. Conway III
		Title:	President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of February 5, 2015, by and among Courier Corporation, R.R. Donnelley & Sons Company, Merger Sub and Merger LLC.*
4.1	Amendment No. 2 to Shareholder Rights Agreement, dated as of February 5, 2015, by and between Courier Corporation and Computershare Trust Company, N.A.
99.1	Form of Voting Agreement.
99.2	Press release issued on February 5, 2015 by Courier Corporation.
99.3	Joint press release issued on February 5, 2015 by Courier Corporation and R.R. Donnelley & Sons Company.

*                 Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  Courier Corporation hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.